United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 15, 2005**

Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 (c)   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

As previously announced, a global search was undertaken for a new President of the Aqualon Division ("Aqualon") of Hercules Incorporated ("Hercules"). On December 15, 2005, Hercules announced that effective January 1, 2006 John E. Panichella, 46, will be joining Hercules as Vice President, Hercules and President of Aqualon, reporting to Craig A. Rogerson, Hercules' President and Chief Executive Officer.

Most recently, Mr. Panichella was Vice President and General Manager, Americas for GE Water and Process Technologies. Prior to joining General Electric, he was Vice President, Global Hydrocarbon Processing for BetzDearborn, a former division of Hercules Incorporated.

In his twenty-two year career with BetzDearborn and General Electric, Mr. Panichella held several management positions requiring expertise in diverse areas, including business development, operations management, sales and marketing, and strategic development.

A news release detailing this appointment, dated December 15, 2005, was issued by Hercules and is furnished as an exhibit hereto and incorporated by reference herein.

2

Item 9.01   <u>Financial Statements and Exhibits</u>.

    (c) Exhibits

    99.1 News Release of Hercules Incorporated dated December 15, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: December 15, 2005   By: **HERCULES INCORPORATED**

/s/ Craig A. Rogerson
Craig A. Rogerson
President and Chief Executive Officer

4

EXHIBIT INDEX

Number	Description
99.1	News Release of Hercules Incorporated dated December 15, 2005

5

Exhibit 99.1

Release Immediately

05-30-R

PANICHELLA APPOINTED VICE PRESIDENT, HERCULES
AND PRESIDENT, AQUALON

On December 15, 2005 Hercules Incorporated ("Hercules") announced that John E. Panichella will be joining Hercules as Vice President, Hercules Incorporated and President, Aqualon, a Business Unit of Hercules, effective January 1, 2006. Mr. Panichella will report to Craig A. Rogerson, President and CEO.

In announcing the appointment, Mr. Rogerson said, "I have known John professionally for several years in his career at BetzDearborn and am impressed with his leadership ability, business acumen and results orientation. Aqualon will benefit from his proven record of revitalizing organizations and generating new trajectories for profitable growth. John will be a valuable addition to our Executive Management Team."

Most recently, Mr. Panichella was Vice President and General Manager, Americas for GE Water and Process Technologies. Prior to joining General Electric, he was Vice President, Global Hydrocarbon Processing for BetzDearborn, a former division of Hercules Incorporated.

In his twenty-two year career with BetzDearborn and General Electric, Mr. Panichella held several management positions requiring expertise in diverse areas, including business development, operations management, sales and marketing, and strategic development.

He holds an M.B.A. from the University of Phoenix and a B.S. in Chemistry from the University of Pittsburgh.

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

Media Contact:	John S. Riley	(302) 594-6025
Investor Contact:	Stuart L. Fornoff	(302) 594-7151